

June 6, 2014

Via E-mail
Jan Kees van Gaalen
Executive Vice President and Chief Financial Officer
Dresser-Rand Group Inc.
West 8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

   Re: **Dresser-Rand Group Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed March 14, 2014
       File No. 001-32586

Dear Mr. van Gaalen:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant